SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[October 29, 2003]

Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [ X ]                Form 40-F  [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]                   No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
METSO CONTINUES TO STREAMLINE ITS COST STRUCTURE

SIGNATURES

Date October 29, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo President and CEO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO CONTINUES TO STREAMLINE ITS COST STRUCTURE

(Helsinki, Finland, October 29, 2003) – Metso Corporation (NYSE: MX; HEX: MEO) continues to streamline its cost structure and improve efficiency. The target for the efficiency improvement program has been raised to over EUR 100 million annual cost savings, of which Metso Paper will account for slightly below EUR 40 million. The EUR 50-60 million share of Metso Minerals will be finalized by the end of the year. Metso Automation’s ongoing measures will account for EUR 10 million, and Metso Ventures for EUR 5 million. The re-evaluation of the role of Metso headquarters is estimated to result in savings amounting to approximately EUR 10 million.

The nonrecurring expenses of the efficiency improvement program have risen from the original estimate of EUR 80 million to EUR 102 million. Their increase was due to expansion of the program and the higher than expected costs of closing down Metso Minerals’ units. About one fifth of these expenses are non-cash items.

Metso Paper

Metso Paper’s measures initiated in June to reduce its personnel in North America have been started. The final number of reductions is settling to affect 220 employees. These measures will affect almost all Metso Paper’s North American units. The personnel reductions will be implemented by the end of the year. Metso Paper currently has about 1,500 employees in 15 units in North America.

In Finland and Sweden Metso Paper will reduce 340 employees. In addition to previous actions, Metso Paper has started personnel negotiations in Sundsvall, Sweden, for a reduction of 40 employees.

Metso Paper is also initiating a review concerning its unit in Como, Italy, which manufactures paper and board machines for the Southern European markets. The unit employs approximately 170 persons.

The nonrecurring expenses of Metso Paper’s efficiency improvement measures in the Nordic countries and North America will amount to EUR 37 million.

Metso Minerals

Metso Minerals will close down the minerals processing equipment and pump plant in Colorado Springs, Colorado, USA. In addition, the plant producing mining and crushing equipment and screens in Ketsch, Germany will be closed down. At the moment, these two units employ 190 people.

As announced earlier, Metso Minerals will continue to streamline operations at its crushing equipment plant in Tampere, Finland and its plant in Milwaukee, Wisconsin, USA; Mâcon, France; at its headquarters and in its sales and maintenance network. Expenses totaling EUR 53 million have been booked for Metso Minerals’ efficiency improvement measures.

Metso’s other businesses

Metso Panelboard, a part of Metso Ventures, has commenced negotiations on combining its German units in Willich and Hannover. The combined unit will be located in Hannover. The Willich and Hannover units employ 108 persons. The nonrecurring expenses related to the restructuring will be approximately EUR 4 million.

As a result of the re-evaluation of the role of Metso headquarters, personnel discussions have been initiated concerning the reduction of the 120 employees at the headquarters by one third. The re-evaluation of the role is estimated to result in savings amounting to approximately EUR 10 million.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso amounted to EUR 4.7 billion and the combined number of employees was 28,500. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Olli Vaartimo, President and CEO, Metso Corporation, tel. +358 204 843 010 Eeva Mäkelä, Investor Relations Manager, Metso Corporation, tel. +358 204 843 253

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.